                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 EuroMed, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   298735101
                                 --------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 Pages

---------------------------                                ---------------------
  CUSIP No.     298735101                13G                  Page 2 of 7 Pages
---------------------------                                ---------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Dr. A. Francois Hinnen

--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands
--------------------------------------------------------------------------------

                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                           0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                         1,945,130
                              --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                           0
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                           1,923,130
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,945,130
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES *
                                                                            [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  48.91%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

                  INDIVIDUAL
--------------------------------------------------------------------------------

---------------------------                                ---------------------
  CUSIP No.     298735101                13G                  Page 3 of 6 Pages
---------------------------                                ---------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               B.V. Wisteria
--------------------------------------------------------------------------------


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands

--------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                           0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                         1,945,130
                              --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                           0
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                           1,923,130
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,945,130

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES *
                                                                             [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  48.91%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

                  Limited Liability Corporation
--------------------------------------------------------------------------------

---------------------------                                ---------------------
  CUSIP No.     298735101                13G                  Page 4 of 7 Pages
---------------------------                                ---------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Pantapharma B. V.
--------------------------------------------------------------------------------


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands

--------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                           0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                         1,945,130
                              --------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                           0
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                           1,923,130
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,945,130

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES *
                                                                             [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  48.91%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

                  Limited Liability Corporation
--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer.

              EuroMed, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.

              Wilhelminakanaal Noord 6, NL 4092 VR Oosterhout, The Netherlands

Item 2(a).    Name of Person Filing.

              Dr. A. Francois Hinnen, individually, Pantapharma B.V., a Nether lands private limited liability company, and B.V. Wisteria, a Netherlands limited liability company.

Item 2(b).    Address of Principal Business Office or, if none, Residence.

              The principal business address of Dr. Hinnen, Pantapharma B.V. and B.V. Wisteria is Beekhuizenseweg 87, 6881 AG Velp

Item 2(c).    Citizenship.

              Dr. Hinnen is a citizen of The Netherlands, Pantapharma B.V. is a Netherlands private limited liability company, and B.V. Wisteria is a Netherlands limited liability corporation.

Item 2(d).    Title of Class of Securities.

              Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).    CUSIP Number.

              298735101

Item 3.       Not Applicable.

Item 4.       Ownership.

(a)-(b)       Amount Beneficially Owned and Percent of Class.

                     As of December 31, 1996, 1,945,130 shares, or 48.91%, of
              the Common Stock of the Issuer were owned by B.V. Wisteria and by Dr. Hinnen and Pantapharma B.V. indirectly. Dr. Hinnen owns 100% of Pantapharma B.V. which in turn owns 100% of B.V. Wisteria.

(c)           Voting and Dispositive Power

              (i)    Sole power to vote or to direct the vote of: 0.

              (ii)   shared power to vote or to direct the vote: 1,945,130





                               Page 5 of 7 Pages

              (iii)  sole power to dispose or direct the disposition of: 0

              (iv)   Shared power to dispose or to direct the disposition of:
                     1,923,130

Item 5.              Ownership of Five Percent or Less of a Class.

                     Not applicable

Item 6.              Ownership of More than Five Percent on Behalf of Another
                     Person.

                     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                     Not applicable

Item 8.              Identification and Classification of Members of the Group.

                     Not applicable

Item 9.              Notice of Dissolution of Group.

                     Not applicable

Item 10.             Certification.

                     Not applicable





                               Page 5 of 7 Pages

---------------------------                                ---------------------
  CUSIP No.     298735101                13G                  Page 6 of 7 Pages
---------------------------                                ---------------------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Date: February 13, 1997


                                        By:    /s/ Dr. A. Francois Hinnen
                                           -------------------------------------
                                               Dr. A. Francois Hinnen



                                               B.V. WISTERIA


                                        By:    /s/ Dr. A. Francois Hinnen
                                           -------------------------------------
                                               Dr. A. Francois Hinnen, Owner



                                               PANTAPHARMA B.V.


                                        By:    /s/ Dr. A. Francois Hinnen
                                           -------------------------------------
                                               Dr. A. Francois Hinnen, Owner

CUSIP NO. 298735101                    13G


                                   EXHIBIT A


       Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


                                   PANTAPHARMA B.V.


                                   By:    /s/ Dr. A. Francois Hinnen
                                      -----------------------------------------
                                          Dr. A. Francois Hinnen, Owner



                                   B.V. WISTERIA



                                   By:    /s/ Dr. A. Francois Hinnen
                                       ----------------------------------------
                                         Dr. A. Francois Hinnen, Owner


                                        /s/ Dr. A. Francois Hinnen
                                   ---------------------------------------------
                                           Dr. A. Francois Hinnen




Dated:  February 13, 1997